Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 5 DATED JANUARY 16, 2013

TO THE PROSPECTUS DATED AUGUST 14, 2013

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated August 14, 2013 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 9, 2013 and Supplement No. 2, dated October 25, 2013 and Supplement No. 4, dated December 31, 2013. This Supplement supersedes Supplement No. 3, dated December 20, 2013. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A. To provide an update regarding a real property acquisition

B. To provide an update regarding a new corporate line of credit

A. Real Property Acquisition Update

West Valley Distribution Center

On January 15, 2014, we, through one of our wholly-owned subsidiaries, acquired from West Valley Distribution Associates-I, LP, as the seller, a 100% fee interest in one industrial building aggregating approximately 97,000 square feet on 4.7 acres, which is referred to herein as the West Valley Distribution Center. West Valley Distribution Center is located in the Seattle / Tacoma market and is 100% leased to four customers with an average remaining lease term (based on square feet) of 3.8 years. All four customers in the West Valley Distribution Center individually lease more than 10% of the total rentable area, as described below:

•	Bassett Furniture Direct, a manufacturer and marketer of home furnishings, leases approximately 29,000 square feet, or approximately 30% of the portfolio’s rentable area, under a lease that expires in June 2018 with no option to extend. The annual base rent under the lease is currently approximately $96,000 and is subject to annual rent escalations of approximately 6% beginning in August 2014.

•	Metropolitan Gymnastics, Inc., a gymnastics center, leases approximately 29,000 square feet, or approximately 30% of the building’s rentable area, under a lease that expires in October 2018 with no option to extend. The annual base rent under the lease is currently approximately $122,000, which reflects tenant concessions provided by the seller. In November 2014, the annual base rent increases to approximately $143,000 and is subject to annual rent escalations of approximately 2% in November 2015, 4% in November 2016, and 2% in November 2017.

•	Allied Manufacturing, Inc., a manufacturer and distributor of machined components and plastic parts, leases approximately 19,500 square feet, or approximately 20% of the building’s rentable area, under a lease that expires in April 2015 with no option to extend. The annual base rent under the lease is currently approximately $82,000 and is not subject to any rent escalations.

•	TransCold Distribution (USA) Inc., a distributor of ice cream and frozen foods, leases approximately 19,500 square feet, or approximately 20% of the building’s rentable area, under a lease that expires in November 2017 with no option to extend. The annual base rent under the lease is currently approximately $132,000 and is subject to annual rent escalations of approximately 3% beginning in November 2014.

In general, the customers will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, repair and maintenance, utilities, and property management costs of the property.

Our management currently believes that the West Valley Distribution Center is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and that the West Valley Distribution Center will be adequately covered by insurance. There are a number of comparable facilities in the vicinity of the West Valley Distribution Center that may compete with this building. The cost of the West Valley Distribution Center (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

        The total purchase price was approximately $7.9 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. We estimate that the purchase price capitalization rate is approximately 5.6%. The purchase price capitalization rate is based on the property’s projected cash net operating income from in-place leases for the 12 months after the date of purchase, including any contractual rent increases contained in such leases for those 12 months, divided by the purchase price for the property, exclusive of transfer taxes, due diligence expenses, and other closing costs including acquisitions costs and fees paid to the Advisor and its affiliates. Pursuant to the terms of the Advisory Agreement, as amended, we will pay an acquisition fee to the Advisor of approximately $157,000, equal to 2.0% of the purchase price of this transaction. We funded the acquisition using proceeds from this offering and borrowings under our corporate line of credit.

The following table shows the weighted-average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the West Valley Distribution Center for each of the past five years ended December 31:

Year Ended December 31	Weighted-Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (1)
2009	100%	$4.70
2010	100%	$4.89
2011	100%	$4.92
2012	100%	$4.93
2013	100%	$4.52

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s gross total rental revenue (excluding operating expense recoveries) by the weighted-average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the next 10 years, as of the acquisition date, for the West Valley Distribution Center:

	Number of Leases	Gross Leasable Area		Annualized Base Rental Income of Expiring Leases (1)	Percent of Total Annualized Base Rental Income
Year		Approximate Square Feet	Percent of Total Leasable Area
2014	—	—	—	—	—
2015	1	19,500	20%	$82,440	19%
2016	—	—	—	—	—
2017	1	19,500	20%	$131,820	31%
2018	2	58,250	60%	$217,803	50%
2019	—	—	—	—	—
2020	—	—	—	—	—
2021	—	—	—	—	—
2022	—	—	—	—	—
2023	—	—	—	—	—

(1)	Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease, as of the acquisition date, multiplied by 12. If free rent is granted, then the first month with a positive rent value is used.

B. Corporate Line of Credit Update

On January 13, 2014, we, through the Operating Partnership LP entered into a $100.0 million revolving credit facility agreement, which we refer to herein as the Credit Facility Agreement, with JPMorgan Chase Bank, N.A., as Administrative Agent and Wells Fargo Bank, National Association, as Syndication Agent, which we collectively refer to herein as the lenders. J.P. Morgan Securities LLC and Wells Fargo Securities, LLC acted as Co-Bookrunners and Co-Lead Arrangers. The Credit Facility Agreement provides the borrower with the ability from time to time to increase the size of the credit facility by an additional $300.0 million up to a total of $400.0 million subject to receipt of lender commitments and other conditions. The maturity date of the Credit Facility Agreement is January 13, 2017, and may be extended pursuant to two one-year extension options, subject to continuing compliance with the financial covenants and other customary conditions and the payment of an extension fee. At our election, borrowings under the Credit Facility Agreement will be charged interest based on LIBOR plus a margin ranging from 1.90% to 2.75%, or on an alternative base rate plus a margin of 0.90% to 1.75%, each depending on our consolidated leverage ratio. Borrowings under the Credit Facility Agreement are available for general corporate purposes including but not limited to the acquisition and operation of permitted investments including, but not limited to, industrial properties. As of January 16, 2014, the amount outstanding was approximately $4.8 million with an interest rate of LIBOR plus 1.90%.

Borrowings under the Credit Facility Agreement are guaranteed by us and certain of our subsidiaries. The Credit Facility Agreement requires the maintenance of certain financial covenants, including covenants concerning: (i) consolidated tangible net worth; (ii) consolidated fixed charge coverage ratio; (iii) consolidated leverage ratio; (iv) secured indebtedness; (v) secured recourse indebtedness; (vi) unencumbered debt yield; (vii) unencumbered asset pool leverage ratio; and (viii) unencumbered property pool criteria.

        In addition, the Credit Facility Agreement contains customary affirmative and negative covenants, which, among other things, require us to deliver to the lenders specified quarterly and annual financial information, and limit us, subject to various exceptions and thresholds from: (i) creating liens (other than certain permitted liens) on the unencumbered asset pool; (ii) merging with other companies or changing ownership interest; (iii) selling all or substantially all of our assets or properties; (iv) transferring a material interest in the Operating Partnership; (v) entering into transactions with affiliates, except on an arms-length basis; (vi) making certain types of investments; and (vii) if in default under the Credit Facility Agreement, paying certain distributions or certain other payments to affiliates.

The Credit Facility Agreement permits voluntary prepayment of principal and accrued interest and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Credit Facility Agreement, the lenders may accelerate the repayment of amounts outstanding under the Credit Facility Agreement and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.